Exhibit 12

HealthSouth Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2006	2005	2004	2003	2002
COMPUTATION OF EARNINGS:

Pretax loss (income) from continuing operations before adjustments for minority interests in earnings of consolidated affiliates or equity in net income of nonconsolidated affiliates	$ (486.9)	$ (272.6)	$ 47.8	$ (375.8)	$ (288.7)

Fixed Charges	357.3	337.5	309.8	269.3	251.0

Distributed income of equity investees	14.1	22.5	17.0	8.6	17.6

Interest Capitalized	–	–	(8.4)	(5.1)	(0.7)

Total Earnings	$ (115.5)	$ 87.4	$ 366.2	$ (103.0)	$ (20.8)

COMPUTATION OF FIXED CHARGES:

Interest Expensed and Capitalized	$ 335.1	$ 337.5	$ 309.8	$ 269.3	$ 251.0

Total Fixed Charges	335.1	337.5	309.8	269.3	251.0

Dividends on Convertible Perpetual Preferred Stock	22.2	–	–	–	–

Total Combined Fixed Charges and Preferred Stock Dividends	$ 357.3	$ 337.5	$ 309.8	$ 269.3	$ 251.0

RATIO OF EARNINGS TO FIXED CHARGES(1)	(0.34)	0.26	1.18	(0.38)	(0.08)

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS(2)	(0.32)	0.26	1.18	(0.38)	(0.08)

(1) For the years ended December 31, 2006, 2005, 2003, and 2002, the Company had an earnings-to-fixed charges coverage deficiency of approximately $450.6 million, $250.1 million, $372.3 million, and $271.8 million, respectively.

(2) For the years ended December 31, 2006, 2005, 2003, and 2002, the Company had an earnings-to-combined fixed charges and preferred stock dividends coverage deficiency of approximately $472.8 million, $250.1 million, $372.3 million, and $271.8 million, respectively.